UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

SCHEDULE 14F-1
__________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

KRANEM CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-53563
(Commission File No.)

Colorado	02-0585306
(State of Incorporation)	(IRS Employer Identification No.)

1080 O’Brien Drive
Menlo Park, CA 94025
(Address of Principal Executive Offices)
_______________

(650) 319-6743
(Registrant Telephone number)

___________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

___________________________________________________________________________

Kranem Corporation
1080 O’Brien Drive
Menlo Park, CA 94025

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 24, 2011 to the holders of record at the close of business on May 12, 2011 (the “Record Date”) of the shares of Common Stock (the “Common Stock”), of Kranem Corporation, a Colorado corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a Share Exchange Agreement (the “Share Exchange Agreement”), dated May 12, 2011, among the Company, Xalted Holding Corporation, a Delaware corporation (“Xalted Holding”) and Xalted Networks, Inc., the wholly-owned subsidiary of Xalted Holding, a Delaware corporation (“Xalted Networks”). The transactions contemplated by the Share Exchange Agreement were consummated on May 13, 2011 (the “Closing”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Kranem Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on May 16, 2011.

On the Record Date, 4,267,125 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On May 13, 2011, we executed agreements to acquire three convertible promissory notes (the “Notes”) issued by Xalted Holding, in exchange for the issuance of 2,094,159 newly issued shares of our Common Stock to Imprenord ME, the holder of a Note in the principal amount of $1,750,000; 598,331 newly issued shares of our Common Stock to Empire Capital Partners, L.P., the holder of a Note in the principal amount of $500,000; and 299,166 newly issued shares of our Common Stock to Peter Richards, the holder of a Note in the principal amount of $250,000. In addition, on the same date, we cancelled 2,185,000 shares of our Common Stock held by Stephen K. Smith, 185,000 shares of our Common Stock held by Michael Grove, and 542,500 shares of our Common Stock held by Andrea Brady, who then held in the aggregate 71.8% of our outstanding shares; after the closing of the transactions described in this paragraph, they held in the aggregate 1.5% of our outstanding shares. On May 13, 2011, we acquired Xalted Networks, in exchange for the issuance to Xalted Holding of 2,326,844 newly issued shares of our Common Stock and the cancellation of the Notes. As a result of these transactions, there was a change of control of the Company, the ownership of which as of May 16, 2011 is set forth in “Security Ownership of Certain Beneficial Owners and Management,” below.

Upon the closing of the acquisition of Xalted Networks on May 13, 2011, Michael Grove, our Secretary, Treasurer and Principal Financial Officer, submitted a resignation letter pursuant to which he resigned from all offices held by him, effective immediately; and Stephen K. Smith, our President and director, submitted a resignation letter pursuant to which he resigned from all offices that he held, effective immediately, and from his position as our director effective on the tenth day following our mailing of this information statement to our stockholders (the “Effective Date”). Also on May 13, 2011, our board of directors increased its size from one to three members and appointed Mr. Ajay Batheja, Mr. Luigi Caramico and Mr. V.R. Ranganath, to fill the vacancies created by such increase and Mr. Smith’s resignation. Mr. Batheja’s appointment became effective upon the closing of the acquisition on May 13, 2011, and the remaining appointments will become effective on the Effective Date. In addition, Mr. Batheja became our Chairman, Chief Executive Office and President effective as of the closing of the acquisition.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently the directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the incoming officers or directors or our existing director of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at the address on the front page of this filing.

	Before Closing of the		After Closing of the
	Share Exchange Agreement		Share Exchange Agreement
	Amount and		Amount and
	Nature of		Nature of
	Beneficial	Percent of	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership(1)	Class(2)	Ownership(1)	Class(2)
Officers and Directors
Ajay Batheja	0	*	0	*
Edward Miller	0	*	0	*
Luigi Caramico	0	*	0	*
Stephen K. Smith	2,250,000	52.73%	45,000	*
Michael Grove	225,000	5.27%	45,000	*
All officers and directors as a group	2,475,000	58.00%	90,000	*
(2 persons named above)
5% Security Holders
Andrea Brady	562,500	13.18%	10,000	*
Xalted Holding Corporation(3)	0	*	2,326,843	35.0%
Imprenord ME(4)	0	*	2,094,159	31.5%
Empire Capital, L.P. (5)	0	*	598,331	9.0%
Peter Richards(6)	0	*	299,166	4.5%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 4,267,125 shares of Common Stock issued and outstanding before the Closing as of May 12, 2011 and 6,648,125 shares of Common Stock issued and outstanding after the Closing as of May 13, 2011, respectively.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

To our knowledge, none of our directors, officers or affiliates, owners of record or beneficial owners of more than five percent (5%) of any class of our voting securities, or any associates of any such directors, officers, affiliates, or security holders is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries in any material proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the Closing, our Board of Directors consisted of one member, Mr. Stephen K. Smith, who was elected to serve until his successor is duly elected and qualified. Mr. Smith submitted a resignation letter to resign as our director, effective as of the Effective Date and Mr. Ajay Batheja, Mr. Luigi Caramico and Mr. V.R. Ranganath have been appointed as the directors of the Company. Mr. Batheja’s appointment became effective upon the Closing on May 13, 2011, and the remaining appointments will become effective upon the Effective Date. Mr. Batheja was appointed as our Chairman, Chief Executive Office and President effective as of the Closing.

The following sets forth information about our directors and executive officers as of the date of this report:

NAME	AGE	POSITION

Ajay Batheja	55	Chairman, Chief Executive Officer and President (1)
Edward Miller	59	Treasurer, Secretary, and Chief Financial Officer (2)
V.R. Ranganath	56	Director (3)
Luigi Caramico	45	Director (3); V.P., Corporate Strategy (2)
Stephen K. Smith	69	Director (4)
B.T. Jumani	60	Chief Operating Officer - Xalted Information Systems (Pvt.) Ltd., the wholly owned subsidiary of Xalted Networks (“Xalted Information”)
A.C. Narang	76	V.P. Government Strategy - Xalted Information
Kamini Rupani	50	V.P. Marketing - Xalted Information
B.N. Ramakrishnan	50	Vice President Controller- Xalted Information

(1)	Became our Chief Executive Officer and a director upon our acquisition of Xalted Networks on May 13, 2011.

(2)	Became an officer upon our acquisition of Xalted Networks on May 13, 2011.

(3)	Will become a director on the 10th day following our mailing of the Information Statement to our stockholders.

(4)	Former President prior to closing of the acquisition of Xalted Networks on May 13, 2011 and current director until the 10th day following our mailing of the Information Statement to our stockholders.

Ajay Batheja. Mr. Batheja became our Chairman, Chief Executive Officer and President upon closing of the acquisition of Xalted Networks on May 13, 2011 and has been the Chief Executive Officer of Xalted Information since 2003. Mr. Batheja has over three decades of international experience in sales & marketing, operations management and partnership development; within the telecommunications and software sector. Prior to joining Xalted, he had worked in various capacities at Rockwell International, OAZ Communications, Incoda Corporation, and Ricoh Corporation. Mr. Batheja holds an MBA Degree from Pepperdine University and an MSEE Degree in Electrical Engineering from the Clemson University.

Edward Miller. Mr. Miller became our Treasurer, Secretary, and Chief Financial Officer upon the completion of our acquisition of Xalted Networks. Mr. Miller has over 30 years of experience in both financial and operational management. He worked for General Instrument for 8 years in various financial capacities with 5 of years working in Europe. He left General Instrument with the sale of its optoelectronics business, which he oversaw. During 1994-1998, Mr. Miller worked for SteriGenics International a start-up that went public in 1997 on the NASDAQ. He left in 1998 and joined Digital Video Systems a NASDAQ listed company, playing an instrumental role in the restructuring while promoted to CEO. He streamlined the business leading the increase if share price from $0.25 to $2.25 in les than 9 months. Ed has assisted startups and early stage companies with their business planning and fund raising activities. Mr. Miller has held senior executive positions as CEO, CFO & Secretary, VP of Finance & Administration, Controller and Consultant. His experience included working for MUSIC Semiconductors, Analect Consulting Group and SemIndia USA, Inc. Mr. Miller holds a Bachelors Degree from Ohio University in Finance.

Luigi Caramico. Mr. Caramico became our Vice President Corporate Strategy upon closing of the acquisition of Xalted Networks on May 13, 2011. Mr. Caramico will also become a member of our board of directors on the tenth day following the mailing of the Information Statement to our stockholders, which will be mailed on or about May 20, 2011. Luigi serves as the President & CEO of DRS Lab. Previously, he was the president of Intelligentias Inc. From 2006 to 2003, he was the President and CEO of Systeam US, Inc., (the holding company of Systeam Italy SpA). From 2003 to 1998, he was Chief Technical Officer and a board member of Systeam Italy SpA. Mr. Caramico holds five patents and his expertise in the areas of computer security, broadband and digital video technology are important to the future success of Xalted. Mr. Caramico is a graduate of the University of Rome and holds a degree in computer science.

V.R. Ranganath. Mr. Ranganath will become a member of our board of directors on the tenth day following the mailing of the Information Statement to our stockholders, which will be mailed on or about May 20, 2011. He has been a member of the board of directors of Xalted Information since 2000. Mr. Ranganath is experienced in Venture Capital Fund Management and Technology Sector executive with over 25 years of accomplishments in technology investments. Mr. Ranganath was the founder and president of Alliance Venture Management managing a $192M venture fund which had significant financial success. He was responsible for all aspects of the traditional venture fund over 9 years, which ranked among the top 5%of the vintage 1999 funds. Mr. Ranganath helped established Sandalwood Partners, a traditional venture fund for cross border investments, and served as Advisor to VCM Capital Management GMBH, Germany, and a European Fund of funds for investment into India funds. Mr. Ranganath holds a BSEE from Bengaluru University in India and a MSEE from Utah State University.

B.T. Jumani. Mr. Jumani became our Chief Operating Officer – Xalted India upon closing of the acquisition of Xalted Networks on May 13, 2011 and has been the Chief Operating Officer of Xalted Information since 2011. Mr. Jumani has over three decades of experience in IT and Telecom Industries. He has worked in the sunrise areas throughout his career in various senior positions principally in the areas of systems development and implementation. Mr. Jumani has worked in well-known companies in India and abroad, such as the Tata Group, HCL, NEC, Motorola, Hinduja, and Etisalat. Mr. Jumani holds a B.Tech degree in Electrical Engineering majoring in Computers and Digital Electronics from IIT Mumbai.

A.C. Narang. Mr. Narang became our Vice President Government Strategies upon closing of the acquisition of Xalted Networks on May 13, 2011 and has been in the same capacity with Xalted Information since 2004. Prior to joining Xalted Information Systems, Mr. Narang has over three decades of top management experience in leading organizations engaged in power, petrochemicals, instrumentation, telecom and spearheading the growth of multi-disciplinary business units. He is empanelled as a Consultant with the World Bank, ADB and AfDB. Narang worked as a whole time Director on the Board of TCIL and was the founder Director of telecom companies set up in joint venture with Bellsouth, Essex Technologies, Vanguard USA and Nepostel Holland.

B.N. Ramakrishnan. Mr. Ramakrishnan became our Vice President Controller upon closing of the acquisition of Xalted Networks on May 13, 2011 and is the Chief Financial Officer of Xalted Information since 2005. Prior to joining Xalted, Mr. Ramakrishnan was CFO & Company Secretary and as Vice President & Company Secretary in several companies including Unisys, Monsanto and the Garden Vareli Group. He holds a Masters Degree and a Bachelors Degree in Law and Accounting.

Kamini Rupani. Ms. Rupani became our Vice President Marketing upon closing of the acquisition of Xalted Networks on May 13, 2011 and has served in the same position with Xalted Information since 2009.Prior to joining Xalted, Ms. Rupani established an impressive background in international marketing for widely recognized information technology and telecom software companies in the United States, including Avocent (acquired by Emerson Power), Callipso, LongBoard and Go Remote (acquired by Ipass). She has held several senior product management and marketing leadership positions responsible for various product lines’ life cycle management and revenue growth. Ms. Rupani holds an MBA degree from Stuart School of Business, Chicago concentrating in IT & Marketing and a Bachelor’s degree in Marketing and Economics from the Osmania University.

Stephen K. Smith. Mr. Smith served as our President and director since January 21, 2004. On May 13, 2011, he submitted a resignation letter pursuant to which he resigned as our President, effective immediately, and from our board of directors, effective on the tenth day following the mailing of the Information Statement to our stockholders, which will be mailed on or about May 20, 2011. Between 2000 and his association with our Company, Mr. Smith was managing his investments. Prior to that, he held the following positions with Dell Computer Corporation: Director of Operations, from 1997 to 2000; Director of Worldwide Product Development, from 1995 to 1997; Director of Customer Service and Technical Support, from 1992 to 1995; and Senior Manufacturing Manager, from 1989 to 1992. Between 1964 and 1989, Mr. Smith was in the United States Marine Corps. Mr. Smith received a Bachelor of Arts degree from Hanover College in 1964 and his Master of Arts degree from the University of Northern Colorado in 1978.

Directors are elected until their successors are duly elected and qualified.

Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence—Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since January 1, 2010, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent (1%) of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Xalted Information sold services, software and licenses to its parent company, Xalted Networks, in 2010 in a total amount of $2,154,535. Xalted Information also made loans and/or advances during 2010 to SEM India Systems (Pvt.) Ltd. in the amount of $627,529 and to KM Assets Management (Pvt.) Ltd. in the amount of $208,882, and sold certain assets and liabilities to SEM India Systems in the amount of $170,089, all entities over which directors of Xalted Information are able to exercise significant influence. As of December 31, 2010, Xalted Information had a receivable in the amount of $430,298 in respect of an interest-free loan made by Xalted Information to Pratap Kondamoori, a former director of Xalted Information and one of the nominee shareholders of Xalted Information.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

We have determined that Stephen K. Smith and Andrea Brady have each failed to file a Form 3 to report their respective beneficial ownerships in the Company under Section 16(a) of the Exchange Act.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2010, no board meetings or annual meetings had been convened.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Mr. Batheja’s experience in international sales and marketing and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

EXECUTIVE COMPENSATION

Summary Compensation Table — Calendar Years Ended December 31, 2010 and 2009

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. None of our executive officers received total annual salary and bonus compensation in excess of $100,000.

				Stock	Option	All Other
	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)
Ajay Batheja,	2010	39,000	-	-	-	-	39,000
Chief Executive Officer and President (1)	2009	39,000	-	-	-	-	39,000
Stephen K. Smith,	2010	-	-	-	-	-	-
former President (2)	2009	-	-	-	-	-	-

(1)

On May 13, 2011, in connection with our acquisition of Xalted Networks, Mr. Ajay Batheja became our Chairman, Chief Executive Officer and President. Prior to the acquisition of Xalted Networks, Mr. Batheja held also held the position of Chief Executive Officer of Xalted Information, a position he continues to hold. The annual, long term and other compensation shown in this table include the amounts Mr. Batheja received from both companies.

(2)	Stephen K. Smith resigned from all offices he held with us upon the closing of the acquisition of Xalted Networks on May 13, 2011.

Summary of Employment Agreements and Material Terms

All of our employees, including Mr. Ajay Batheja, our Chairman, Chief Executive Officer and President, Mr. B.T. Jamani, Chief Operating Officer – Xalted Information Systems (Pvt.) Ltd., Mr. A.C. Narang, Vice President Government Strategy – Xalted Information Systems (Pvt.) Ltd., B.N. Ramakrishnan, Vice President & Controller – Xalted Information Systems (Pvt.) Ltd., and Ms. Kamini Rupani, Vice President Marketing – Xalted Information Systems (Pvt.) Ltd., have executed our standard employment agreement.

Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2010. No equity awards were made during the fiscal year ended December 31, 2010.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the fiscal year ended December 31, 2010.

Dated: May 24, 2011

KRANEM CORPORATION

By: /s/ Edward Miller
Edward Miller
Chief Financial Officer